Exhibit 10.2

Enterologics, Inc. 20 East Sunrise Highway Suite 202 Valley Stream, NY 11581	Telephone: 516 303-8181 Facsimile: 516-706-0027

September 1, 2010

New York Health Care, Inc.
1850 McDonald Avenue
Brooklyn, NY 11223

Attn: Mr. Murry Englard, Chief Executive Officer

Re:    Withdrawal of Letter of Intent for the Purchase of Certain Assets of BioBalance, LLC

Dear Mr. Englard:

On June 15, 2010, Enterologics, Inc., a Nevada corporation (“Enterologics”), entered into a binding letter of intent (“LOI”) with New York Health Care, Inc., a New York corporation (“Seller”), and BioBalance LLC, a Delaware limited liability company (the “Company”), setting forth the terms pursuant to which Enterologics would acquire from Seller all of the Company’s intellectual property rights and property relating to biotherapeutic agents for the treatment of various gastrointestinal disorders (collectively, the “Assets”).

Among the terms of the Letter of Intent were:

a)
At the consummation of the transactions contemplated herein (the “Closing”), Seller and/or the Company would sell to Buyer all the Assets, free and clear of all liens, claims or other encumbrances; and

b)
The Closing will be conditional upon the conditions set forth in such Definitive Agreement, including without limitation, approval of the transaction and definitive agreements by the Boards of Directors of each of Seller and Buyer, receipt of any necessary consents and approvals of third parties, including without limitation, the receipt by Seller of a fairness opinion regarding this transaction, the requisite financial information of the Company, signed waivers of such agreements when both parties agree to proceed without consent and other customary conditions.

On July 14, 2010, Hamilton Partners, LLP, a New Jersey limited partnership, filed a double derivative action lawsuit in Delaware Chancery Court, seeking to block the transaction that is the subject of our mutual Letter of Intent. Sometime thereafter, Enterologics was informed of the suit but has not been updated about its status, nor about the plans of New York Health Care, Inc. to facilitate a closing as called for in the binding letter of intent.

As a result of this lawsuit, Enterologics believes that it will be challenging for New York Health Care to meet the terms of the Letter of Intent, especially the terms labeled (a) and (b) above.

Further, the development of the biotherapeutic agent that comprises the key asset of BioBalance LLC is time-sensitive. The lawsuit will surely delay the ability of this biotherapeutic agent to enter into clinical trials, which are necessary for it to obtain regulatory approval for marketing. The litigants’ action has the effect of “shelving” the product, unless BioBalance can obtain the financing to continue its development independently, thereby depriving the “orphan” population of pouchitis sufferers of a new treatment option for the foreseeable future. This collateral damage created by the lawsuit is especially unfortunate, because there is now no approved therapy for pouchitis, a debilitating condition. Further, given the competitive activities related to probiotics in the marketplace and other pouchitis-related novel therapies in development by others, the delays promised by the lawsuit would increase the cost to develop and market the BioBalance technology. As such, the lawsuit has the potential to irreparably harm the value of the asset which Enterologics wished to acquire, rendering it valueless for our commercial development program, and, indeed, for BioBalance LLC, which will likely be unable to pursue its continued development.

Given the inability of New York Health Care to meet the terms of closing as outlined above and the impairment in the value of the BioBalance assets due to the delays arising as a consequence of the lawsuit, Enterologics must regretfully withdraw its Letter of Intent.

Very truly yours,

ENTEROLOGICS, INC.

By:	/s/ Robert A. Hoerr
Name:	Robert A. Hoerr, MD, PhD
Title:	President